John W. Allison Chairman, President and CEO We have shared another year together in the Home BancShares, Inc. (the “Company” or “HOMB”) family. I have said before that the only thing that is certain is uncertainty. The last few years have surely shown us that and 2022 proved to be even more chaotic, but despite all the headwinds we faced, HOMB still fared well. Rates climbed at the second fastest rate in U.S. history and sticky lingering inflation continues to be a problem to our economy (although it’s somewhat better). Time will tell if it’s real or more of a “head fake.” The biggest event of the year was the closing and conversion of our acquisition of Happy State Bank (“Happy”). We welcome all of our new shareholders from Happy as well as the man who was Happy’s leader, J. Pat Hickman, to our board of directors. In connection with the merger, a group of former Happy employees engaged in certain actions that had a negative effect on the bank. But we are diligently working to overcome those challenges with the support of loyal, hardworking employees that stayed with us, and with the support of the rest of our hardworking regions across our footprint. We have met so many wonderful people in Texas, from employees, to customers, to shareholders, who rolled up their sleeves to help as Happy and HOMB work together to build an economic powerhouse. We owe a big “Thank You” to everyone involved in completing the largest bank conversion in our history. HOMB’s strategy and discipline have positioned us well for the new year. Your company has strong liquidity and capital ratios, and we have the ability to partner with our customers to support them in their endeavors, even when many banks do not. Another core strength of HOMB is our dividend history. In seventeen years of dividend payments, HOMB has raised the dividend twenty-five times, DEAR SHAREHOLDERS , including a nine percent increase paid in March of 2023. Traditionally, we pay approximately 33% of income annually, so the more we earn, the more we are able to pay out. When we all pull the wagon together, we all win! 2 Financial Strength is PARAMOUNT. Financial strength is a pillar to a successful company. Having a strong financial partner in an uncertain economy is paramount to success. Home BancShares’ patience, perseverance, commitment, and resilience have created a fortress balance sheet. LET US BE YOUR PARTNER, TODAY AND TOMORROW. MY100BANK.COM A Home BancShares Company (NYSE: HOMB) 2022 Operating Highlights: • Total Assets: $22.9 billion • Total Loans: $14.4 billion • Total Investments: $5.3 billion • Total Deposits: $17.9 billion • Total Equity: $3.5 billion • Total Net Interest Income: $758.7 million • Total Non-Interest Income: $175.1 million • Dividends to Shareholder: $0.66/Share • Book Value: $17.33/Share

Financial Strength is PARAMOUNT. Financial strength is a pillar to a successful company. Having a strong financial partner in an uncertain economy is paramount to success. Home BancShares’ patience, perseverance, commitment, and resilience have created a fortress balance sheet. LET US BE YOUR PARTNER, TODAY AND TOMORROW. MY100BANK.COM A Home BancShares Company (NYSE: HOMB)

HOME BANCSHARES, INC. BOARD OF DIRECTORS & EXECUTIVE OFFICERS AND CENTENNIAL BANK EXECUTIVE STAFF



John W. Allison
Chairman, CEO &
President of HOMB
• HOMB Director
• Executive Officer



Jack E. Engelkes
Vice Chairman
• HOMB Director



Tracy M. French
Chairman, CEO &
President of Centennial Bank
• HOMB Director
• Executive Officer



Brian S. Davis
Chief Financial Officer of
HOMB & Centennial Bank
• HOMB Director
• Executive Officer



Stephen Tipton
Chief Operating
Officer of HOMB &
Centennial Bank
• Executive Officer



Kevin Hester
Chief Lending Officer
of HOMB &
Centennial Bank
• Executive Officer



Donna Townsell
SEVP of HOMB &
Centennial Bank &
Director of Investor Relations
• HOMB Director
• Executive Officer



Davy Carter
Regional President
of Centennial Bank
• Executive Officer



Jennifer C. Floyd
Chief Accounting
Officer of HOMB &
Centennial Bank
• Executive Officer



Mikel Williamson
Regional President
of Happy State Bank
A division of Centennial Bank
• Executive Officer



Milburn Adams
• HOMB Director



Robert H. Adcock, Jr.
• HOMB Director



Richard H. Ashley
• HOMB Director



Mike Beebe
• HOMB Director



Karen Garrett
• HOMB Director



J. Pat Hickman
• HOMB Director



James G. Hinkle
• HOMB Director



Alex R. Lieblong
• HOMB Director



Thomas J. Longe
• HOMB Director



Jim Rankin
• HOMB Director



Larry W. Ross
• HOMB Director



Jim Haynes
Regional President
of Centennial Bank



David Druey
Regional President
of Centennial Bank



Kevin W. Bartholomew
Chief Information Officer
of Centennial Bank

4

Note: Current Value = 12/31/2022 closing market value & includes the reinvestment of dividends since the Company went public in 2006. $1,000 initial investment (Day 1 of HOMB) Shareholder’s Return $18,476 IS NOW WORTH 5 TOTAL RETURN PERFORMANCE 1 50 100 150 200 250 300 350 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 Home BancShares, Inc. Cadence Bank Simmons First National Corp. Bank OZK Hancock Whitney Corporation Valley National Bancorp Renasant Corp. PERIOD ENDING DECEMBER 31, INDEX 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Home BancShares, Inc. 100.00 226.23 194.79 245.43 324.77 281.65 197.94 238.16 235.98 294.97 276.08 Cadence Bank 100.00 127.95 132.02 112.11 165.21 157.78 130.86 152.34 190.79 207.74 171.97 Simmons First National Corp. 100.00 146.49 160.29 202.52 245.07 225.16 190.30 211.28 170.27 233.28 170.19 Bank OZK 100.00 169.06 226.52 295.46 288.05 289.43 136.38 182.26 186.80 277.96 239.31 Hancock Whitney Corporation 100.00 115.60 96.75 79.33 130.00 156.00 109.20 138.29 107.22 157.64 152.51 Valley National Bancorp 100.00 108.82 104.41 105.91 121.40 120.65 95.48 123.12 104.84 147.85 121.61 Renasant Corporation 100.00 164.37 151.15 179.78 213.74 213.64 157.68 185.06 175.97 198.28 196.39

Financial Highlights 12/31/22 Total Assets $22,883,588 Total Loans $14,409,480 Total Deposits $17,938,783 Net Income $305,262 Record Net Income, As Adjusted (non-GAAP)* $375,940 Total Revenue (net) $933,787 Diluted Earnings Per Share $1.57 Record Diluted Earnings per Share, As Adjusted (non-GAAP)* $1.93 Dividends Per Share $0.66 Tangible Book Value Per Share (non-GAAP)* $10.17 Return on Average Assets 1.35% Return on Average Assets, As Adjusted (non-GAAP)* 1.67% Efficiency Ratio, As Adjusted (non-GAAP)* 44.55% Tangible Common Equity to Tangible Assets (non-GAAP)* 9.66% Net Interest Margin 3.81% * Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the Annual Report on Form 10-K for the year ended December 31, 2022. Dollars in thousands, except per share data. 6 HOMB Chairman & Directors host rally for Happy’s Shareholders in Amarillo

In 2022 we closed and converted our 25th and largest acquisition in HOMB’s history Success is connected with action. Successful people keep moving. They may encounter hard times, but they don’t quit. Some conversion highlights include: Thank you to our new customers and shareholders from Happy State Bank for their loyalty to us and their belief that we will be greater together. Thank you to our employees for their hard work and dedication in 2022 as we successfully converted Happy State Bank. Converted 146,000 Checking & Savings accounts with a balance of over $5 Billion. Converted over 193,000 Happy State Bank customers Onboarded 862 Happy State Employees and have created new jobs within Happy’s footprint for additional employment opportunities. For the time period of June-December 2022, call volume in our Customer Care Center increased by over 619,000 calls for the same six months in 2021. The ongoing average monthly call volume has increased by over 34,000 inbound calls compared to the prior year. Happy State Bank customers were allowed to retain their debit card and avoid the hassle of a debit card conversion. *not including CD’s, Time Deposits, or Loans. *not including Loans.

* Regional Board Chairman ** Board Chairman ° Advisory Director CENTENNIAL BANK BOARD OF DIRECTORS Milburn Adams Robert H. Adcock, Jr. John W. Allison Richard H. Ashley Brian S. Davis Jack E. Engelkes Bill Farris Tracy M. French** John Freyaldenhoven Vaughan Hankins Shane Henry Kevin D. Hester Alex R. Lieblong° Jim Rankin Dave Seleski Donna Townsell CABOT John W. Allison Richard H. Ashley Cathy Eoff Will Feland Tracy M. French John P. Hayes Tommy Hignight Jerry Jones Mark Lowman Stephen P. Tipton Jerry Waymack* Larry Wood LITTLE ROCK Blair Allen John W. Allison W. W. “Bill” Arnold Richard H. Ashley* Amber Wilson Bagley John S. Bailey Sharon Davis Rick Ferguson Barbara Graves Stuart W. Hankins Drew Holbert Jim Kincannon Dr. Whit Knapple Tom Prince Jonathan Rogers Larry Ross Jameel Wesley MOUNTAIN VIEW Tim Gammill James G. Hinkle* Stotts Isbell Eddie Jack Mitchell Kenneth Sutton Kenny J. Wyatt NORTHEAST ARKANSAS Brandon Adams Sonny Campbell Davy Carter* Susan Cathcart Doug Falls Danny Ford Stacy Greene Ryan Heringer Ted Herget Mike Langford Bobby McDaniel Terry Mohajir Deana Osment Randy Woodard NORTHWEST ARKANSAS Brandon Adams* John D. Alford Davy Carter Nick Dozier John Elrod D. Scott Hancock Chip Miller Jake Newell Susan Peacock Steve Renfro Marshall Saviers SOUTH FLORIDA John W. Allison Teresa J. Condas Steve S. Grasley, PE Thomas J. Longe Scott G. Oropeza* Joseph H. Roth, III Mark Stanton Ed Wotitzky TALLAHASSEE Michael “Darrh” Bryant, DMD Joseph L. Camps Jr., MD* Chase McNeill Cynthia Phipps CORPORATE INFORMATION CORPORATE HEADQUARTERS Home BancShares, Inc. 719 Harkrider St., Suite 100 • P.O. Box 966 Conway, AR 72033 STOCK LISTING Home BancShares, Inc. is listed and trades on the New York Stock Exchange under the symbol HOMB. SHAREHOLDERS’ MEETING* Thursday, April 20, 2023, 10:00 a.m. 719 Harkrider Street Conway, AR 72032 WEBSITE www.homebancshares.com FINANCIAL INFORMATION Analysts and investors seeking financial information about Home BancShares, Inc. should contact: Donna Townsell, Director of Investor Relations (501) 328-4625 DTownsell@my100bank.com PUBLIC ACCOUNTING FIRM FORVIS, LLP Little Rock, Arkansas LEGAL COUNSEL Mitchell, Williams, Selig, Gates & Woodyard, PLLC Little Rock, Arkansas TRANSFER AGENT & REGISTRAR Shareholder correspondence should be mailed to: Computershare Investor Services P.O. BOX 43006 Providence, RI 02940-3006 Overnight correspondence should be sent to: Computershare Investor Services 150 Royall St, Suite 101 Canton, MA 02021 Shareholder Website: www.computershare.com/investor Shareholder Online Inquiries: https://www-us.computershare.com/ investor/Contact CENTENNIAL BANK REGIONAL BOARDS * The Company asks that any shareholders who plan to attend the meeting please contact our Director of Investor Relations, Donna Townsell, at (501) 328-4625 at least 24 hours prior to the meeting to register your attendance. Please note, there could be limited seating.